Exhibit 4.26

THIRD LETTER AGREEMENT

RELATING TO

SHARE SUBSCRIPTION FACILITY

This Third Letter Agreement (this “Agreement”), is made as of September 27, 2024, by and between CRITICAL METALS CORP., a BVI business company incorporated in the British Virgin Islands (the “Company”); GEM GLOBAL YIELD LLC SCS, a “société en commandite simple” formed under the laws of Luxembourg (the “Purchaser”); and GEM YIELD BAHAMAS LIMITED, a limited company formed under the laws of the Commonwealth of the Bahamas (“GYBL,” and together with the Company and Purchaser, the “Parties”). Defined terms used but not otherwise defined herein shall have the meanings given to such terms in the Share Purchase Agreement (as defined below).

WHEREAS, the Parties are parties to that certain Share Purchase Agreement, dated as of July 4, 2023 (the “Share Purchase Agreement”), which includes a form of Warrant, which shall be issued on the Public Listing Date pursuant to Section 4.12(b) of the Share Purchase Agreement; and

WHEREAS, the Parties are a party to that certain Letter Agreement, dated as of February 27, 2024 (the “First Letter Agreement”), relating to the Share Purchase Agreement, in order to, among other things, include an obligation that the Company repurchase the Warrant in exchange for Common Shares of the Company valued at USD $27,200,000;

WHEREAS, the Parties are a party to that certain Letter Agreement, dated as of April 29, 2024 (the “Second Letter Agreement”), relating to the Share Purchase Agreement, in order to, among other things, amend and restate Section 2 of the First Letter Agreement;

WHEREAS, a Public Listing occurred on February 28, 2024;

WHEREAS, pursuant to Section 4 of the Second Letter Agreement, the consent of all Parties is required to amend the Second Letter Agreement; and

WHEREAS, the Parties desire to enter into this Agreement in order to amend the obligations under Section 1 of the Second Letter Agreement.

NOW THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the Parties hereto hereby agree as follows:

1. Section 1 of the Second Letter Agreement is hereby amended and restated in its entirety and is replaced with the following.

“On the Public Listing Date, the Company shall provide Common Shares to the Purchaser in respect of the Commitment Fee (the “Commitment Shares”) pursuant to Section 4.12(d) of the Share Purchase Agreement. On the 61st day after the Public Listing Date (the “Commitment Fee Put Date”), the Purchaser shall have at its sole discretion, the option (the “Commitment Fee Put Right”) to sell such shares to the Company for $1.875 million (the “Commitment Fee Put Amount”) in immediately available funds payable in USD by wire payment to an account designated by the Purchaser in writing. In lieu of payment of the Commitment Fee Put Amount on the Commitment Fee Put Date, the Company shall deliver a cash payment of $3,500,000 (the “Revised Amount”) to the Purchaser within one business day following the consummation by the Company of a Capital Raising Transaction; provided that the gross proceeds received by the Company in connection with such Capital Raising Transaction are equal to or greater than $15,000,000. If the gross proceeds received by the Company in connection with such Capital Raising Transaction are less than $15,000,000, the Company shall deliver (i) a cash payment of $1,750,000 to the Purchaser within one business day following the consummation by the Company of the Capital Raising Transaction, and (ii) a cash payment of $1,750,000 (the “Deferred Payment”) to the Purchaser on or before the 90th day following the Capital Raising Transaction. If the Company does not deliver the Deferred Payment by the 90th day following the Capital Raising Transaction, the Company shall incur a penalty of $10,000 per day, payable in USD, which penalty shall be added to the Deferred Payment amount until paid by the Company. If the Company does not consummate a Capital Raising Transaction by December 31, 2024, the Company shall owe the Revised Amount and such amount shall incur interest at a 10% annual rate (which interest shall begin on the Commitment Fee Put Date and continue until such Revised Amount is paid). For purposes of this agreement, “Capital Raising Transaction” means the first transaction consummated by the Company involving the issuance by the Company of equity or debt securities to one or more investors or lenders, as applicable, in exchange for cash.”

2. Except as expressly provided in this Amendment, all of the terms and provisions of the Share Purchase Agreement, the First Letter Agreement, and the Second Letter Agreement, are and will remain in full force and effect and are hereby ratified and confirmed by the Parties.

3. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to the choice of law provisions except Section 5-1401 of the New York General Obligations Law.

4. This Agreement may not be amended nor may any provision hereof be waived without the express written consent of the Parties.

5. This Agreement may be executed in any number of counterparts (including by facsimile or other electronic transmission), each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument, and the Parties hereto may execute this Agreement by signing any such counterpart.

[signature page follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officer as of the date first above written.

CRITICAL METALS CORP.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer

GEM GLOBAL YIELD LLC SCS

By:	/s/ Christopher F. Brown
Name:	Christopher F. Brown
Title:	Manager

GEM YIELD BAHAMAS LTD.

By:	/s/ Christopher F. Brown
Name:	Christopher F. Brown
Title:	Director

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